                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


Mark One
 (X)          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       or


  ( )          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                           Commission File No. 1-13620

             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                      401(k) Savings Plan for Employees of
                       Louisville Gas and Electric Company
                    Who are Represented by Local 2100 of IBEW
                              220 West Main Street
                                 P.O. Box 32030
                           Louisville, Kentucky 40232

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                                  Powergen plc
                               53 New Board Street
                                 London EC2M 1SL

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH AUDITORS' REPORT

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Financial Statements and Schedule
As of December 31, 2000 AND 1999
--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE


                                                                       REFERENCE
                                                                       ---------
Report of Independent Public Accountants.............................     Page 1

Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999......................................     Page 2

Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2000....................................     Page 2

Notes to Financial Statements and Schedule December 31, 2000
     and 1999........................................................Pages 3 - 6

Schedule I - Item 4(i) - Schedule of Assets Held for Investment
     Purposes, As of December 31, 2000...............................     Page 7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees of the
      401(k) Savings Plan for Employees of Louisville Gas & Electric Company Who Are Represented by Local 2100 of I.B.E.W.:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan for Employees of Louisville Gas & Electric Company Who Are Represented by Local 2100 of I.B.E.W. as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Savings Plan for Employees of Louisville Gas & Electric Company Who Are Represented by Local 2100 of I.B.E.W. as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Louisville, Kentucky
June 13, 2001

401(k) SAVINGS PLAN FOR EMPLOYEES
OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                    PARTICIPANT DIRECTED
                                              ---------------------------------
                                                   2000               1999
                                              --------------    ---------------
Investments, at fair value (Note 3)           $   66,495,605     $   66,603,237
Contributions receivable
  Participant                                         64,320             49,229
  Employer                                            23,749             18,127
                                              --------------    ---------------

Net assets available for benefits             $   66,583,674     $   66,670,593
                                              ==============    ===============


Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000
--------------------------------------------------------------------------------


                                                                                 PARTICIPANT
                                                                                   DIRECTED
                                                                                -------------
Net assets available for benefits, beginning of year:                           $  66,670,593
                                                                                -------------

Additions:
    Participant contributions                                                       3,523,922
    Employer contributions                                                          2,046,735
    Interest and dividend income                                                    2,865,681
    Net realized gains on LG&E Energy Corp. Common Stock Fund                       6,320,809
    Net depreciation from shares in registered investment companies                (5,336,499)
                                                                                -------------
         Total additions                                                            9,420,648
                                                                                -------------

Deductions:
    Distributions/withdrawals                                                      (8,047,038)
    Administrative fees                                                               (10,745)
    Transfers to LG&E Energy Corp. Savings Plan (Note 8)                           (1,449,784)
                                                                                -------------
       Total deductions                                                            (9,507,567)
                                                                                -------------

Net assets available for benefits, end of year:                                 $  66,583,674
                                                                                =============

The accompanying notes to financial statements and schedule are an integral part of these statements.

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
--------------------------------------------------------------------------------


(1)  DESCRIPTION OF PLAN-

     The following description of the Louisville Gas and Electric Company (the "Company") 401(k) Savings Plan for Employees Who Are Represented by Local 2100 of I.B.E.W. ( the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a) GENERAL--The Plan, established January 1, 1993, is a fully participant directed defined contribution plan. All employees that are represented by Local 2100 of I.B.E.W. are eligible to participate in the Plan on the first of the month on or following six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          On December 11, 2000, LG&E Energy Corp. (parent to the Company) was acquired by Powergen plc for cash of approximately $3.2 billion or $24.85 per share and the assumption of all of LG&E Energy Corp.'s debt. Upon the acquisition, all LG&E Energy Corp. stock held by the Plan was liquidated and proceeds were invested into the Fidelity Retirement MM Portfolio. Participants must transfer these assets from this fund into other investment fund options within six months.

     (b) CONTRIBUTIONS AND VESTING--Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay and incentive compensation. The Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Employee and Company contributions, plus actual earnings thereon, are vested immediately.

     (c) PARTICIPANT ACCOUNTS-- Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d) PARTICIPANT LOANS--Effective January 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms are for a period not exceeding five years. A participant can have up to four (4) loans outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates currently range from 6.00 percent to 9.50 percent. Principal and interest is paid ratably through payroll deductions. Those participants that elect to take a loan are charged a minimal one-time loan-processing fee.

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     (e) PAYMENT OF BENEFITS--On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments paid over a period not to exceed ten years, or any combination of lump-sum and periodic installments.

     (f) ESOP DIVIDENDS--Effective January 1, 1998, Plan participants who have dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program may offset the Participant's Plan account and may offset the Participant's elected salary deferral percentage.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

     (b) USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

     (c) INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of registered investment companies and all other investments are valued at quoted market prices in an active market which represent the net asset value of shares held by the Plan at year end. Participant loans receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     (d) RISKS AND UNCERTAINTIES--The Plan provides for investment in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     (e)  PAYMENT OF BENEFITS--Benefits are recorded when paid.

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
--------------------------------------------------------------------------------

(3)  INVESTMENTS-

     The fair value of the Plan's investments at December 31, 2000 and 1999 are summarized in the following table ("*" indicates that the investment balance represents 5% or more of the net assets available for the respective year):


                                                                      2000                   1999
                                                                ------------------     ------------------
          Registered Investment Companies:
               Fidelity Magellan Fund                           $   19,991,394*        $   22,523,635*
               Fidelity Equity Income II Fund                          669,304                882,781
               Fidelity Contrafund                                   2,318,370              2,231,268
               Fidelity Puritan Fund                                 6,574,307*             6,866,897*
               Fidelity Retirement MM Portfolio                     17,538,123*                     -
               Fidelity Ginnie Mae Portfolio                           933,918              1,107,264
               Fidelity Retirement Government MM Portfolio           2,552,791              2,490,620
               Fidelity Intermediate Bond Fund                       1,174,157              1,051,914
               Spartan U.S. Equity Index Fund                        8,021,022*             9,644,729*
               Warburg Pincus Emerging Growth Fund                     783,870                381,217
               Templeton Foreign Fund A                                241,590                220,342
               Janus Worldwide Fund                                  2,299,956                459,179
                                                                ------------------     ------------------
                                                                    63,098,802             47,859,846
          Common Stock:
               Powergen plc Common Stock Fund                            1,407                      -
               LG&E Energy Corp. Common Stock Fund                           -             15,542,870*

          Participant Loans                                          3,395,396*             3,200,521
                                                                ------------------     ------------------
                                                                $   66,495,605         $   66,603,237
                                                                ==================     ==================

(4)  RELATED PARTY TRANSACTIONS-

     Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(5)  PLAN TERMINATION-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)  ADMINISTRATIVE COSTS-

     Certain administrative services are provided by the Company at no cost to the Plan and certain expenses incurred for the administration of the Plan are paid by the Company.

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Notes To Financial Statements and Schedule
December 31, 2000 and 1999
--------------------------------------------------------------------------------

(7)  TAX STATUS-

     The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)  PLAN TRANSFERS-

     During 2000, certain participants of the 401(k) Savings Plan for Employees of Louisville Gas and Electric Company Who Are Represented by Local 2100 of I.B.E.W. transferred to the LG&E Energy Corp. Savings Plan. Approximately, $1,449,784 of was transferred into the Plan.

(9)  SUBSEQUENT EVENT-

     On April 9, 2001, E.ON AG announced a recommended pre-conditional cash offer for Powergen plc. The acquisition is expected to close in 2002 shortly after all of the conditions to consummation of the acquisition are met. The effects to the Plan, if any, are not known at this time.

                                                                      SCHEDULE I

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.

PLAN SPONSOR:  LOUISVILLE GAS AND ELECTRIC COMPANY
EIN 61-0264150
PLAN NO. 006


ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------


 IDENTITY OF ISSUE              DESCRIPTION OF ASSET                    FAIR VALUE
-------------------    -------------------------------------------     ------------
*Fidelity              Fidelity Magellan Fund                          $  19,991,394
*Fidelity              Fidelity Equity Income II Fund                        669,304
*Fidelity              Fidelity Contrafund                                 2,318,370
*Fidelity              Fidelity Puritan Fund                               6,574,307
*Fidelity              Fidelity Retirement MM Portfolio                   17,538,123
*Fidelity              Fidelity Ginnie Mae Portfolio                         933,918
*Fidelity              Fidelity Retirement Government MM Portfolio         2,552,791
*Fidelity              Fidelity Intermediate Bond Fund                     1,174,157
*Fidelity              Spartan U.S. Equity Index Fund                      8,021,022
 Warburg Pincus        Warburg Pincus Emerging Growth Fund                   783,870
 Templeton             Templeton Foreign Fund A                              241,590
 Janus                 Janus Worldwide Fund                                2,299,956
*Powergen Corp.        Powergen plc Common Stock Fund                          1,407
*Participants          Participant Loans **                                3,395,396
                                                                       -------------

Total                                                                  $  66,495,605
                                                                       =============

*  Party-in-interest
** Rate of interest  = range from 6.00% to 9.50%


The accompanying notes to financial statements and schedule are an integral part of this schedule.

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of 401(k) Savings Plan for Employees of Louisville Gas and Electric Company Who are Represented by Local 2100 of IBEW have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

401(k) Savings Plan for Employees of
Louisville Gas and Electric Company
Who are Represented by Local 2100 of IBEW
-----------------------------------------
Name of Plan

June 29, 2001

                                               /s/ Richard Aitken-Davies
                                               -------------------------
                                               Richard Aitken-Davies


                                               /s/ S. Bradford Rives
                                               ---------------------
                                               S. Bradford Rives


                                               /s/ Frederick J. Newton III
                                               ---------------------------
                                               Frederick J. Newton III


                                               /s/ Chris Hermann
                                               -----------------
                                               Chris Hermann


                                               /s/ David K. Arbough
                                               --------------------
                                               David K. Arbough